AMENDING AGREEMENT

THIS AGREEMENT effective the 30th day of December, 2004

BETWEEN:

Romarco Minerals Inc., a company incorporated under the laws of Ontario and having an address of Suite 1500, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8, facsimile no.: (604) 688-9274

(hereinafter collectively called "Romarco")

AND:

Paragon Precious Metals, LLC., a limited liability company, organized under the laws of the State of Nevada and having an address of 80 Bitterbrush Road, Reno, Nevada 89523, facsimile no.: (775) 345-7699

(hereinafter called "Paragon)

             WHEREAS Romarco and Paragon entered into a Mining Lease Agreement dated December 31, 2003 (the “Mining Lease Agreement”) covering certain unpatanted mining claims situated in Humboldt County, Nevada known as the Buckskin-National Gold Project.

The parties have agreed to the following amendments.

             NOW THEREFORE for good and valuable consideration the parties agree that the Mining Lease Agreement is amended as follows:

1.	The Share Payment schedule as per Section 5.3 of the Mining Lease Agreement shall be amended as follows:

5.3 Share Payment. Romarco will issue to Paragon up to 1,500,000 fully paid and non- assessable Shares as consideration for the Lease of the Property according to the following schedule:

(a) 300,000 Shares upon execution of this Agreement;

(b) 300,000 Shares on or before January 15, 2005;

(c)    as of December 31st in each of 2005, 2006, and 2007, that number of Shares which is equal to the number which is obtained by dividing $300,000 by the greater of (i) $1.00; and (ii) the average Market Price of the 20 trading days immediately prior to December 31st in that year (converted into U.S. dollars at the average exchange rate quoted by the Bank of Canada for that 20 day period) as promptly as reasonably practicable after that date;

(each a “Share Payment” and collectively the “Share Payments”) provided that in the event of any alteration of the Shares, including any subdivision, consolidation or reclassification, and in the event of any form of reorganization of Romarco, including any amalgamation, merger or arrangement, Paragon shall, following the occurrence of any of those events, be entitled to receive the same number of Shares that it would have been entitled to receive had the Share Payment been made immediately prior to the occurrence of those events, and in the case of more that one such event, all adjustments shall be cumulative.

2.	All other terms and conditions of the Mining Lease Agreement remain unchanged.

Romarco Minerals Inc.	Paragon Precious Metals, LLC

Diane R. Garrett	Robert M. Hatch
President & CEO	Manager and Member